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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR 13 (e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 3 - Final Amendment)*

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                          CLEARNET COMMUNICATIONS INC.
                       (Name of Subject Company (Issuer))

                                612459 B.C. Ltd.
                                TELUS Corporation
                       (Names of Filing Persons (Offeror))

                            Class A Non-Voting Shares
                         (Title of Class of Securities)

                                    184902104
                      (CUSIP Number of Class of Securities)

                                 Robert J. Dardi
                     Vice President and Corporate Secretary
                                TELUS Corporation
                            21st Floor, 3777 Kingsway
                        Burnaby, British Columbia V5H 3Z7
                                     Canada
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

     Elizabeth J. Harrison, Q.C.                     Paul J. Shim, Esq.
   Farris, Vaughan, Wills & Murphy           Cleary, Gottlieb, Steen & Hamilton
 26th Floor, 700 West Georgia Street                 One Liberty Plaza
   Vancouver, B.C., Canada V7Y 1B3                   New York, NY 10006
           (604) 684-9151                              (212) 225-2000

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         Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|    third-party tender offer subject to Rule 14d-1.
|_|    issuer tender offer subject to Rule 13e-4.
|_|    going-private transaction subject to Rule 13e-3.
|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 3, the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on September 20, 2000, as previously amended, by TELUS Corporation, a company organized under the laws of British Columbia, Canada ("Parent") and/or 612459 B.C. Ltd., ("Purchaser"), a company organized under the laws of British Columbia, Canada and a wholly-owned indirect subsidiary of Parent, to purchase all the outstanding Class A Non-Voting Shares, Class B Shares, Class C Subordinate Voting Shares and Class D Subordinate Voting Shares (together, the "Clearnet Shares"), of Clearnet Communications Inc., a holding company continued under the Canada Business Corporations Act (the "Company"), which are not owned by Parent or its affiliates, for, at the election of the holder of the Clearnet Shares, (i) Cdn$70.00 in cash for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share or Cdn$0.70 in cash for each Class B Share; (ii) 1.636 Non-Voting Shares of Parent for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share; or 0.01636 of a Non-Voting Share of Parent for each Class B Share; or
(iii) a combination of the foregoing, upon the terms and subject to the conditions set forth in the Offers to Purchase dated September 20, 2000 (the "Offers to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offers"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offers to Purchase and the Schedule TO.

         The Schedule TO is hereby amended and supplemented by adding the following:

         The Offers expired at 12:01 a.m., local time at place of deposit, on Thursday, October 19, 2000. Pursuant to the Offers and based upon the report of the Depositary, Purchaser and Parent have accepted for payment approximately 43,548,000 Class A Non-Voting Shares, 321,236,000 Class B Shares, 6,092,591 Class C Subordinate Voting Shares and 7,790,741 Class D Subordinate Voting Shares of the Company, representing approximately 97.9% of the outstanding Class A Non-Voting Shares, 99.97% of the Class B Shares, 100% of the outstanding Class C Subordinate Voting Shares and 100% of the Class D Subordinate Voting Shares of the Company; and 98.5% of the Clearnet Shares in the aggregate. Pursuant to the Offers to Purchase, holders of Clearnet Shares were entitled to elect to receive
(i) Cdn$70.00 in cash for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share or Cdn$0.70 in cash for each Class B Share; (ii) 1.636 Non-Voting Shares of Parent for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share; or 0.01636 of a Non-Voting Share of Parent for each Class B Share; or
(iii) a combination of the foregoing, subject to proration on the basis that 50% of the total consideration would be paid in cash and 50% of the total consideration would be paid in Non-Voting Shares of Parent. Based on the cash and share elections made, the overall proration factor applied to cash elections is approximately 69.9%, which will be applied to the cash to the cash portion of all cash, or cash and share combination elections, of tendering holders of the Clearnet Shares.

         Reference is hereby made to the press release issued by Parent and the Company on October 20, 2000, a copy of which is attached hereto as Exhibit
(a)(9) and is incorporated herein by reference.

Item 12.  Exhibits.

         (a)(9) Text of Press Release issued by Parent and the Company on October 20, 2000.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                       TELUS CORPORATION


                                       By: /s/ James W. Peters
                                           -------------------------------------
                                           James W. Peters
                                           Executive Vice President, Corporate
                                           Development and Corporate Affairs and
                                           General Counsel


                                       612459 B.C. LTD.


                                       By: /s/ James W. Peters
                                           -------------------------------------
                                           James W. Peters
                                           Director

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                                INDEX TO EXHIBITS

         The following item (a)(9) is hereby added to the Index of Exhibits:

    Exhibit
    Number       Description
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    (a)(9)       Text of Press Release issued by Parent and the Company
                 on October 20, 2000.